SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CAE/CAAS Presidente Vargas Ave, 409 – 13th floor ZIP CODE: 20.071-003 Rio de Janeiro - RJ Phone.: + 55 21 2514-5641

CERTIFICATE

 EXTRACT OF MINUTES OF THE  SEVEN-HUNDRED NINETY-FIFTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ No. 00001180/0001-26

It is hereby certified, for the due purposes, that on February first of the year two thousand and eighteen, the Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras was summoned to express, in an extraordinary manner, by electronic means, until the fifth day of February of two thousand and eighteen, about the agenda. Expressed their considerations and cast their votes the Chairman JOSÉ GUIMARÃES MONFORTE and the Board Members WILSON FERREIRA JR, VICENTE FALCONI CAMPOS, EDVALDO LUÍS RISSO, ARIOSTO ANTUNES CULAU, JOSÉ PAIS RANGEL and CARLOS EDUARDO RODRIGUES PEREIRA. The directors, based on the Report to the Executive Board No. PR-021, dated 02.01.2018, and Executive Summary No. DJ-02, dated 02.01.2018, approved, with the unanimity of the voters, the following deliberation: DEL-022/2018. Approval of new general conditions for transaction with Eletropaulo in order to terminate the judicial process No. 001002119.1989.8.19.0001, in progress in the 5th Civil Court of the TJ-RJ. RES-064, dated 02.01.2018. This certificate is signed by me, BRUNO KLAPPER LOPES, Board Governance Secretary of Eletrobras’ Board of Directors.

Rio de Janeiro, February 15,  2018.

BRUNO KLAPPER LOPES
Board Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.